Via EDGAR
October 11, 2017
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attn: David Gessert

Re:	Veritex Holdings, Inc.
Registration Statement on Form S-4 (as amended)
File No. 333-220575
Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Veritex Holdings, Inc. hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 11:00 a.m., Eastern Time, on October 12, 2017, or as soon as practicable thereafter.
Please contact Justin M. Long of Norton Rose Fulbright US LLP at (512) 536-2460 with any questions you may have regarding this request. In addition, please notify Mr. Long by telephone when this request for acceleration has been granted.

Respectfully,

Veritex Holdings, Inc.

By:	/s/ C. Malcolm Holland, III
Name: C. Malcolm Holland, III
Title: Chairman and Chief Executive Officer

cc: Noreen E. Skelly, Veritex Holdings, Inc.
Justin M. Long, Norton Rose Fulbright US LLP